Exhibit 2

PROXY STATEMENT
________________

SILICOM LTD.
14 Atir Yeda St.
Kfar Sava
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 1, 2016

The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Silicom Ltd. (the "Company") for use at the Company's Annual General Meeting of Shareholders (the "Meeting") to be held on Wednesday, June 1, 2016, at 12:00 Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels ("NIS") 0.01 each, of the Company (the "Ordinary Shares") covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as mentioned otherwise in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of each of the proposals described in this proxy statement.

The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to the Company, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. The Company expects to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 30, 2016. Directors, officers and employees of the Company may also solicit proxies by telephone, facsimile and personal interview.

The Company will bear the cost of the preparation and mailing of its proxy materials and the solicitation of proxies. Copies of solicitation materials will be furnished to brokerage firms, nominees, fiduciaries and other custodians for forwarding to their principals, and the reasonable fees and expenses of such forwarding agents will be borne by the Company. Only holders of record of Ordinary Shares at the close of business in New York, NY, USA on May 11, 2016 are entitled to vote at the Meeting. On April 25, 2016, 7,311,563 Ordinary Shares were outstanding and entitled to vote. Each Ordinary Share is entitled to one vote on each matter to be voted at the Meeting.

Two or more shareholders present, personally or by proxy, holding not less than thirty three and a third percent (33 1/3%) of the Company's outstanding ordinary shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until Wednesday, June 8, 2016 at 12:00 Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, two or more shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Each of Proposals 3, 4, 6, 7, 8, 9 and 10 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals (hereinafter an "Ordinary Majority").

Pursuant to the Israeli Companies Law, 1999-5759 (the "Companies Law") each of proposals 1, 2, and 5, and in the event Proposal 5 is not approved then each of Proposal 6 and 7 as well, requires the affirmative vote of a simple majority of shares present at the Meeting, in person or by proxy, and voting thereon, as long as either:

•
the majority of shares that voted for the approval of the proposal includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders that voted against the approval of the proposal does not exceed two percent of the aggregate voting rights in the Company.

Shareholders are requested to notify us whether or not they have a "Personal Interest" in connection with each of Proposals 1, 2, 5, 6 and 7 (please see the definition of the term "Personal Interest" with respect to each of these proposals below under the description of such proposal). If any shareholder casting a vote in connection thereto does not notify us as to whether or not they have a Personal Interest with respect to each of Proposals 1, 2, 5, 6 and 7 their vote with respect to such proposal will be disqualified.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of March 31, 2016 the number of Ordinary Shares, including options and warrants to purchase Ordinary Shares exercisable within 60 days, owned by (i) all shareholders known to the Company to own more than five per cent (5%) of the Company's Ordinary Shares and (ii) all directors and officers as a group (based on 7,311,563 Ordinary Shares outstanding on that date). Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the Ordinary Shares is given to the best of our knowledge. Except where otherwise indicated, and subject to applicable community property laws, we believe, based on information furnished to us by such owners or otherwise disclosed in any public filings, that the beneficial owners of the Ordinary Shares listed below have sole dispositive and voting power with respect to such Ordinary Shares.

Name and Address	Number of Shares Owned	Percent of Class

Zohar Zisapel (1)	1,511,722	20.68%
Dov Yelin/Yair Lapidot/Yelin Lapidot Holdings Management Ltd. (2)	552,712	7.56%
Harel Insurance Investments and Financial Services Ltd. (3)	415,898	5.69%
All directors and officers as a group	1,759,340	23.92%
_______________

(1)	As reported on the Schedule 13D/A filed by Zohar Zisapel with the Securities and Exchange Commission on March 5, 2009.

(2)
As reported on the Schedules 13G/A filed by each of Dov Yelin, Yair Laipdot and Yelin Lapidot Holdings Management Ltd., an Israeli investment management firm (collectively, "Yelin Lapidot") with the Securities and Exchange Commission on February 2, 2016, and as further updated in correspondence by Yelin Lapidot Holdings Management Ltd. with the Company, dated as of March 31, 2016, all 552,712 ordinary shares of the Company are beneficially owned by Yelin Lapidot via two of its wholly-owned subsidiaries (the “Subsidiaries”), Yelin Lapidot Provident Funds Management Ltd. which holds 248,024 Ordinary Shares of the Company, and Yelin Lapidot – Mutual Funds Management Ltd. which holds 304,688 Ordinary Shares of the Company. Yelin Lapidot has reported on the Schedules 13G/A that: (i) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25% of the voting rights, and are responsible for the day-to-day management, of Yelin Lapidot Holdings Management Ltd., (ii) the Subsidiaries operate under independent management and make their own independent voting and investment decisions, (iii) that any economic interest or beneficial ownership in any of the Ordinary Shares of the Company covered by the report on Schedule 13G is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and (iv) the report on Schedule 13G/A shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings Management Ltd. or the Subsidiaries that he or it is the beneficial owner of any of the Ordinary Shares of the Company covered by report on Schedule 13G/A, and that each of them disclaims beneficial ownership of any such ordinary shares of the Company.

(3)
As reported on the Schedule 13G/A filed by Harel Insurance Investments & Financial Services Ltd. ("Harel"), an Israeli insurance company publicly traded on the TASE, with the Securities and Exchange Commission on January 28, 2016, of the 415,898 Ordinary Shares (i) 405,495 are held for members of the public through, among others, provident funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 10,403 Ordinary Shares are beneficially held for Harel's own account. Harel also reported that the report on Schedule 13G/A shall not be construed as an admission by Harel that it is the beneficial owner of more than 10,403 ordinary shares of the Company covered by the report on Schedule 13G/A.

COMPENSATION OF OFFICERS

For details concerning the compensation granted to the Company's five most highly compensated office holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2015, see the Company's annual report on Form 20-F filed with the Securities and Exchange Commission on April 26, 2016.

PROPOSAL 1

RE-ELECTION OF MS. AYELET AYA HAYAK AS ONE OF THE EXTERNAL
DIRECTORS OF THE COMPANY

The Board of Directors has nominated Ms. Ayelet Aya Hayak for election as one of the external directors of the Company, to serve for an additional term of three years commencing on July 1, 2016.

Under the Companies Law, Israeli companies whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors to serve on their board of directors for a three year term. An external director must be elected by the shareholders. The initial term of office of an external director is three years and may be extended for two additional terms of three years each (and under certain conditions for successive three year terms).

Each committee of the board of directors entitled to exercise any powers of the board is required to include at least one external director. The audit committee and the compensation committee must include all the external directors.

Under the Companies Law, a person may be appointed as an external director if he or she possesses "accounting and financial expertise" or "professional qualifications", and is otherwise qualified to serve as a director. At least one of the external directors of a company must possess "accounting and financial expertise". The conditions and criteria for possessing "accounting and financial expertise" or "professional qualifications" are determined under the Companies Law Regulations (Conditions and Criteria for Directors having Accounting and Financial Expertise and for Directors having Professional Qualifications) – 2005 (the "External Director Qualification Regulations").

A person may not serve as an external director if he or she is a relative of a person controlling the Company, or if at the date of his or her appointment or within the prior two years, that person, or his or her relatives, partners, employers, or anyone to whom he or she reports directly or indirectly or entities under his or her control, are subject to, have or had any affiliation with the Company, with any entity or person controlling the Company or with a relative of any entity or person controlling the Company, at the time of appointment or with another entity in which the controlling shareholder at the time of the appointment or within the prior two years is the Company or the person controlling the Company; and in a company, such as the Company, where there is no person or entity controlling it or a shareholder with a control block of at least 25% of the votes in a shareholders meeting, there is also no affiliation of the person with anyone whom, on the date of appointment, is either the chairperson of the board of directors of the company, the chief executive officer, a major shareholder who holds at least 5% of the issued and outstanding shares of the company or 5% of the votes at a shareholders meeting, or the most senior executive officer in the finance department of the company. Under the Companies Law, "affiliation" is defined in this context to include an employment relationship, a business or professional relationship maintained on a regular basis, control or service as an office holder. An office holder is defined in the Companies Law as any general manager, chief business manager, deputy general manager, vice general manager, or any manager assuming the responsibilities of any of these positions regardless of that person's title, as well as a director, or a manager directly subordinate to the general manager.

A person may not serve as an external director if that person's position or other activities create, or may create, a conflict of interest with the person's service as a director or may otherwise interfere with the person's ability to serve as an external director. Additionally, no person may serve as an external director if the person, the person's relative, spouse, employer or any entity controlling or controlled by the person, has a business or professional relationship with someone with whom affiliation is prohibited, even if such relationship is not maintained on a regular basis, excepting negligible relationships, or if such person received from the company any compensation as an external director in excess of what is permitted by the Companies Law. If at the time any external director is appointed, all members of the board who are not controlling shareholders or their relatives are of the same gender, then the external director to be appointed must be of the other gender.

Ms. Ayelet Aya Hayak is hereby nominated as an external director of the Company.

Set forth below is certain information concerning the professional experience and qualifications of Ms. Ayelet Aya Hayak:

Nominee	Age	Principal Occupation

Ayelet Aya Hayak	46
Ms. Hayak serves as a director in several public companies, among which are New Horizon Group Ltd., One Software Technologies (O.S.T.) Ltd., MYDAS Fund Investments Ltd., Danel (Adir Yehushua) Ltd., B.S.R. Projects Ltd., Financitech Ltd., and M.I. Holdings Ltd. Additionally, Ms. Hayak also serves as the chairman of the board of directors of S.D.S (Star Defense Systems) Ltd. Between 2009 and 2011 Ms. Hayak served as the CEO of Paula Ltd. Ms. Hayek holds a BA degree in accounting and business administration from the Tel Aviv College of Management and is also a Certified Public Accountant.

Payment of remuneration to the Company's External Directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 (the "External Directors Compensation and Expenses Regulations"), requires approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. Ms. Hayak shall be entitled, if elected, to the minimum annual and participation fees permitted under External Directors Compensation and Expenses Regulations.

Ms. Hayak has attested to the Board of Directors and the Company that she meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Ms. Hayak and has determined that Ms. Hayak has the requisite "accounting and financial expertise" and the "professional qualifications", in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Ms. Hayak meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

In the event that Ms. Hayak should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Ms. Hayak, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Ms. Hayak.

If elected pursuant to this Proposal 1, Ms. Hayak will continue to be party to the indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company's directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-elect Ms. Ayelet Aya Hayak as an external director of the Company for an additional three year term, commencing on July 1, 2016, during which Ms. Hayak shall be entitled to payment of remuneration in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the External Directors Compensation and Expenses Regulations".

Pursuant to the Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 1 as a condition for his or her vote to be counted with respect to this Proposal 1. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 1, his, her or its vote with respect to this Proposal 1 will be disqualified.

 For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding (i) a personal interest arising solely from the fact of holding shares in the Company or in a body corporate; or (ii) a personal interest that is not a result of connections with a controlling shareholder of the Company.

The Board of Directors, with the exception of Ms. Ayelet Aya Hayak who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the re-election of Ms. Ayelet Aya Hayak as an external director of the Company and approval of her remuneration terms.

PROPOSAL 2

RE-ELECTION OF MR. ILAN EREZ AS ONE OF THE EXTERNAL DIRECTORS OF THE COMPANY

The Board of Directors has nominated Mr. Ilan Erez for re-election as one of the external director of the Company, to serve for an additional term of three years commencing on July 1, 2016.

See Proposal 1 above for an overview of the requirements governing the appointment of external directors pursuant to the Companies Law.

In the event that Mr. Erez should be unable to serve, the person named in the proxy shall vote the Ordinary Shares for the election of such other nominee as management may propose. The Company is not aware of any reason why Mr. Erez, if elected, should be unable to serve as director. The Company does not have any understanding or agreement with respect to the future election of Mr. Erez.

Set forth below is certain information concerning the professional experience and qualifications of Mr. Erez:

Nominee	Age	Principal Occupation

Ilan Erez	48
Mr. Erez has co-Managed the Software Business Unit of 3D Systems Corporation (NYSE: DDD) since May 2015. 3D Systems provides comprehensive 3D products and services, including 3D printers, print materials, on-demand parts services and digital design and manufacturing tools. From 2005 to 2015, Mr. Erez served as Chief Financial Officer of Cimatron Ltd. (Ticker Symbol CIMT) engaged in the design and sale of CAD/CAM software for the tool-making and discrete manufacturing industries, since July 2005. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of the Company. He also served as VP Operations of the Company from May 2001 to 2005. From 1996 to 1998 Mr. Erez served as Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 to 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of Price Waterhouse Coopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University and an LL.M. in Business Law from Bar-Ilan University.

Payment of remuneration to the Company's External Directors in an amount which falls between the minimum and the fixed amounts of the annual and participation fees permitted under the External Directors Compensation and Expenses Regulations, requires approval by each of the Compensation Committee, the Board of Directors and shareholders of the Company, in such order. Mr. Erez shall be entitled, if elected, to the minimum annual and participation fees permitted under External Directors Compensation and Expenses Regulations.

Mr. Erez has attested to the Board of Directors and the Company that he meets all the requirements in connection with the election of external directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The Board of Directors has reviewed the qualifications and expertise of Mr. Erez and has determined that Mr. Erez has the requisite "accounting and financial expertise" and the "professional qualifications", in accordance with the criteria set forth in the External Director Qualification Regulations. In addition, Mr. Erez meets the independence requirements of an independent director as set forth by the NASDAQ Listing Rules and the Securities and Exchange Commission.

If elected pursuant to this Proposal 2, Mr. Erez Mr. will continue to be party to the indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company's directors and officers insurance coverage policy which provides coverage for all directors of the Company.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-elect Mr. Erez as an external director of the Company for an additional three year term, commencing on July 1, 2016, during which Mr. Erez shall be entitled to payment of remuneration in the amount of the minimum annual and participation fees as provided for in Appendix B and Appendix C, respectively, of the External Directors Compensation and Expenses Regulations".

Pursuant to the Companies Law, approval of this Proposal 1 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•
the majority of shares voted for the election of the external director includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•
the total number of shares of non-controlling and non-interested shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 2 as a condition for his or her vote to be counted with respect to this Proposal 8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 2, his, her or its vote with respect to this Proposal 2 will be disqualified.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

The Board of Directors, with the exception of Mr. Ilan Erez who expresses no recommendation as to the vote on the above proposal recommends a vote FOR approval of the re-election of Mr. Erez as an external director of the Company and approval of his remuneration terms.

PROPOSAL 3

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. AVI EIZENMAN, THE COMPANY'S ACTIVE CHAIRMAN
OF THE BOARD OF DIRECTORS.

The Company's Compensation Policy which was approved by the Company’s shareholders on July 31, 2013 (the "Compensation Policy") provides that "all Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders. The maximum value of the variable compensation components shall not exceed eighty percent of each Executive's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Silicom Executives shall not exceed two percent of Silicom's market cap." Such caps in the Compensation Policy are referred to herein as the "Compensation Policy Caps."

The Compensation Committee and Board of Directors have each recommended and approved a grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Company's Global Share Incentive Plan (2013) (the "Plan") to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors. They each also determined that the proposed grant of options to the Active Chairman of the Board of Directors is in compliance with the Compensation Policy and Compensation Policy Caps. The proposed grant has an exercise price equal to the closing price of the Company's ordinary shares on the date of the approval of such grant by the Company's shareholders (hereinafter in this Proposal: the "Exercise Price" and the "Grant Date", respectively), where 100% will vest on the second anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price. The terms of the proposed grant of options shall be as set forth in the Compensation Policy, and in accordance with the Plan and the Compensation Policy Caps.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to approve granting 13,333 options to purchase ordinary shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors, with the effective grant date and vesting terms as set forth above."

The approval of the grant of 13,333 options to purchase ordinary shares of the Company to Mr. Avi Eizenman, the Active Chairman of the Company's Board of Directors requires the affirmative vote of an Ordinary Majority.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 3 as a condition for his or her vote to be counted with respect to this Proposal 3. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 3, his, her or its vote with respect to this Proposal 3 will be disqualified.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 4

TO APPROVE THE GRANT OF 13,333 OPTIONS TO PURCHASE ORDINARY SHARES
OF THE COMPANY TO MR. YESHAYAHU ("SHAIKE") ORBACH, A MEMBER OF THE
BOARD OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY.

The Compensation Committee and Board of Directors have each recommended and approved a grant of 13,333 options to purchase ordinary shares of the Company pursuant to the Plan to Mr. Yeshayahu ('Shaike') Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company. They each also determined that the proposed grant of options to the President and Chief Executive Officer of the Company is in compliance with the Compensation Policy and Compensation Policy Caps. The proposed grant has an exercise price equal to the closing price of the Company's ordinary shares on the date of the approval of such grant by the Company's shareholders (hereinafter in this Proposal: the "Exercise Price" and the "Grant Date", respectively), where 100% will vest on the second anniversary of the Grant Date. The options (vested and unvested) shall expire, by their terms, upon the earlier to occur of: (a) the eighth anniversary of the Grant Date; and (b) the first date following the Grant Date on which the closing price per share of the Company's Ordinary Shares falls below fifty percent (50%) of the Exercise Price. The terms of the proposed grant of options shall be as set forth in the Compensation Policy, and in accordance with the Plan and the Compensation Policy Caps.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED to approve granting 13,333 options to purchase ordinary shares of the Company to Mr. Yeshayahu ("Shaike") Orbach, a member of the Board of Directors, and President and Chief Executive Officer of the Company, with the effective grant date and vesting terms as set forth above."

Pursuant to the Companies Law, approval of Proposal 4 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 4 as a condition for his or her vote to be counted with respect to this Proposal 4. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 4, his, her or its vote with respect to this Proposal 4 will be disqualified.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 5

TO CONSIDER AND ACT UPON A PROPOSAL TO RE-APPROVE THE
COMPENSATION POLICY

As required by the Companies Law, the Company has adopted the Compensation Policy regarding the terms of office and employment of its directors and executive officers, which was adopted by its shareholders on July 31, 2013.

As per the provisions of the Companies Law, including Sections 267A and B, and Section 118B(1), an executive compensation policy must be approved and re-approved every three years in accordance with the Companies Law.

Following a review of the Compensation Policy by the Compensation Committee and Board of Directors, as required by the Companies Law, the Compensation Committee and Board of Directors have approved, and recommend that shareholders approve, that the Compensation Policy in the form attached hereto as Annex A be re-approved in the same terms.

In considering the recommendation regarding executive compensation and the matters included in the Compensation Policy, the Compensation Committee and Board of Directors reviewed the Compensation Policy and its suitability to the Company while considering the following parameters: (a) advancement of the goals of the Company, its working plan and its long term policy; (b) the creation of proper incentives for the office holders while taking into consideration, inter alia, the Company’s risk management policies; (c) the Company’s size and nature of its operations; and (d) the contributions and expected contributions of the various office holders in achieving the goals of the Company, and profit in the long term in light of their positions.

The Compensation Committee and Board of Directors then reviewed and verified that the following considerations are addressed in the Compensation Policy:

(1) the education, skills, expertise and achievements of the relevant office holders in the Company in light of the goals of the company and the contributions of said officers to the development and success of the company; (2) the role and particular position of the office holders, areas of their responsibilities and any previous compensation agreements with them; (3) the correlation of the proposed compensation of office holders with the compensation of other employees of the Company, and the possible effect of such differences in compensation on the employment relations in the Company; (4) whether equity based grants should be considered as a form of payment to office holders, and if so, consideration of a possible maximum rate of compensation for said options when sold; and (5) if a severance payment was to considered for any office holder, the terms of such severance payment taking into account the performance and roles and responsibilities of such office holder and the performance of the Company during his tenure.

The Board of Directors, in recommending the re-approval of the Compensation Policy, seeks to balance the interests of the public shareholders of the Company, with the need to fairly compensate officeholders, by considering the value and positioning of the Company and the role of said office holders in effectuating or maintaining said positioning.

The Compensation Policy was evaluated in light of the advancement of the long term goals of the Company, considerations of how management have handled the risks facing the Company, the size of the Company and the character of its operations in comparison to similar companies in the Israeli market, in addition to the factors discussed, above. All of these considerations included, as much as possible, a review of measurable criteria and historical data.

The Compensation Committee and Board of Directors seek to ensure that they maintained the ability to attract and retain superior employees in key positions, and that the compensation provided to key employees remained competitive relative to the compensation paid to similarly situated executives in our industry and the broader marketplace from which they recruit and compete for talent.

The Compensation Committee and Board of Directors believes that the most effective compensation program is one designed to reward achievement that aligns office holders’ interests with those of the Company and its shareholders by rewarding performance, with the ultimate objective of improving shareholder value and building and maintaining a sustainable company.

In light of the aforementioned considerations, the Compensation Committee and Board of Directors found that the Compensation Policy continues to be fair and beneficial to the Company and its office holders in light of the factors, considerations, and materials outlined above.

The Compensation Committee and Board of Directors believe that the Compensation Policy properly balances the requirements of the Companies Law and the philosophy and objectives described above.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-approve the Compensation Policy in the form attached as Annex A to the Proxy Statement."

Pursuant to the Companies Law, approval of Proposal 5 requires the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or

•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 5 as a condition for his or her vote to be counted with respect to this Proposal 5. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 5, his, her or its vote with respect to this Proposal 5 will be disqualified.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

The Companies Law allows our Board of Directors to approve the Compensation Policy even in the event it was not approved by our shareholders; provided that our Compensation Committee and thereafter the Board of Directors have determined, based on detailed reasoning, and after having re-examined the Compensation Policy, that the approval of the Compensation Policy, in spite of the objection of the Company’s shareholders, is for the benefit of the Company.

The Board of Directors recommends a vote FOR approval of the Silicom's Compensation Policy in the form attached hereto as Annex A.

PROPOSAL 6

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE A BONUS FORMULA FOR
THE GRANT OF A BONUS FOR EACH OF THE YEARS COMMENCING 2017 TO MR.
AVI EIZENMAN, THE ACTIVE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Subject to the re-approval of and in accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, will be entitled to receive an annual cash bonus with respect to each of the years commencing 2017 (inclusive).

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonus for each of the years commencing 2017 for Mr. Eizenman will be calculated using the base formula set forth below, and with the proviso that the Compensation Committee shall have the right to lower or raise the annual bonus calculation for each year by up to 30% at the Compensation Committee’s sole discretion.

The annual cash bonus for the years commencing 2017 will thus be calculated using the formula below:

[CC] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

CC = a value between 70% to 130%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 30%.

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%.

For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%.

In addition the annual cash bonus for each year shall be subject to a maximum of no more than the value of 18 monthly salaries.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve a bonus formula for the grant of a bonus for each of the years commencing 2017 (inclusive) to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above."

The approval of a bonus formula for the grant of a bonus for each of the years commencing 2017 to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above, requires the affirmative vote of an Ordinary Majority, subject to the approval of Proposal 5.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 6.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

In addition, in the event Proposal 5 is not approved, the approval of a bonus formula for the grant of a bonus for each of the years commencing 2017 to Mr. Avi Eizenman, the Active Chairman of the Company’s Board of Directors, as set forth above, shall require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

In such event, if any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 6, his, her or its vote with respect to this Proposal 6 will be disqualified.

The Board of Directors, with the exception of Mr. Eizenman who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the proposed resolution.

PROPOSAL 7

TO CONSIDER AND ACT UPON A PROPOSAL TO APPROVE A BONUS FORMULA FOR
THE GRANT OF A BONUS FOR EACH OF THE YEARS COMMENCING 2017 TO MR.
YESHAYAHU ('SHAIKE') ORBACH, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER OF THE COMPANY

Subject to the re-approval of and in accordance with the Compensation Policy, each of the Compensation Committee and the Board of Directors of the Company approved a bonus formula such that Mr. Yeshayahu ('Shaike') Orbach, the President and Chief Executive Officer of the Company, will be entitled to receive an annual cash bonus with respect to each of the years commencing 2017 (inclusive).

As approved by each of the Compensation Committee and Board of Directors, and subject to the approval of the shareholders of the Company, the total annual cash bonus for each of the years commencing 2017 for Mr. Orbach will be calculated using the base formula set forth below, and with the proviso that the Compensation Committee shall have the right to lower or raise the annual bonus calculation for each year by up to 30% at the Compensation Committee’s sole discretion.

The annual cash bonus for the years commencing 2017 will thus be calculated using the formula below:

[CC] * {[(0.14% x A) + (0.3% x B)] + [(0.7% x C) + (1.5% x D)]}

Where:

A = the amount of the actual annual revenue up to the budget target

B = the amount of the actual annual revenue above the budget target

C = the amount of the actual annual operating profit up to the budget target

D = the amount of the actual annual operating profit above the budget target

CC = a value between 70% to 130%, to be set by the Compensation Committee at the Compensation Committee's discretion (subject however to the Policy Caps), in raising or lowering the annual cash bonus according to the relevant formula by up to 30%.

Annual revenue and operating profit shall mean as calculated on a non-GAAP basis.

For each of the aforementioned A and B components, a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual revenue is less than 80% of the budget target the multiplier for both the A and B components shall be lowered to 0.00%.

For each the aforementioned C and D components a minimum threshold must be met in order to qualify for including such component in the bonus formula. As such, if the actual operating profit is less than 65% of the budget target the multiplier for both the C and D components shall be lowered to 0.00%.

In addition the annual cash bonus for each year shall be subject to a maximum of no more than the value of 18 monthly salaries.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve a bonus formula for the grant of a bonus for each of the years commencing 2017 (inclusive) to Mr. Yeshayahu ('Shaike') Orbach, the President and Chief Executive Officer of the Company, as set forth above."

The approval of a bonus formula for the grant of a bonus for each of the years commencing 2017 to Mr. Yeshayahu ('Shaike') Orbach, the President and Chief Executive Officer of the Company, as set forth above, requires the affirmative vote of an Ordinary Majority, subject to the approval of Proposal 5.

Each shareholder voting at the meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7.

See Proposal 1 above for an overview of the definition of "Personal Interest" pursuant to the Companies Law.

In addition, in the event Proposal 5 is not approved, the approval of a bonus formula for the grant of a bonus for each of the years commencing 2017 to Mr. Yeshayahu ('Shaike') Orbach, the President and Chief Executive Officer of the Company, as set forth above, shall require the affirmative vote of a simple majority of shares present at the meeting, in person or by proxy, and voting thereon, as long as one of the following conditions is met:

•	the majority of shares voted for the proposal includes at least a majority of the shares held by non-controlling and non-interested shareholders voted at the meeting, (excluding abstaining votes); or
•	the total number of shares of non-controlling and non-interested shareholders voted against the proposal does not exceed two percent of the aggregate voting rights in the company.

In such event, if any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified.

The Board of Directors, with the exception of Mr. Orbach who expresses no recommendation as to the vote on the above proposal, recommends a vote FOR approval of the proposed resolution.

PROPOSAL 8

TO CONSIDER AND ACT UPON A PROPOSAL TO ADOPT A DIRECTORS ELECTION
MECHANISM AND A CORRESPONDING AMENDMENT TO THE COMPANY'S
ARTICLES OF ASSOCIATION

As resolved by the Board of Directors, it would be in the best interest of the Company and its shareholders to adopt and implement a directors election mechanism, according to which, the members of the Board of Directors (who are not external directors) (the "Directors") shall be divided into three groups who shall be elected for service as directors as follows (the "Directors Election Mechanism"):

At each annual general meeting of the Company's shareholders, commencing at the Meeting, the Directors shall be elected for the following periods of time:

(i) At the Meeting, Directors who are members of the first group ("Group A") shall be elected to serve in office on a continuous basis for a three-year term, until the annual general meeting which shall take place in 2019 and until their respective successors are duly elected;

(ii) At the Meeting, Directors who are members of the second group ("Group B") shall be elected to serve in office on a continuous basis for a one-year term, until the annual general meeting which shall take place in 2017 and until their respective successors are duly elected; and

(iii) At the Meeting, Directors who are members of the third group ("Group C") shall be elected to serve in office on a continuous basis for a two-year term, until the annual general meeting which shall take place in 2018 and until their respective successors are duly elected.

At each annual general meeting following the Meeting, the annual general meeting shall be entitled to elect Directors, who shall be elected for a three-year term to replace the Directors whose term in office has expired as of that annual general meeting, and so on ad infinitum, so that the Directors who shall be elected as stated above shall serve for three-year terms, and so that, each year, the term in office of one group of Directors shall expire.

As resolved by the Board of Directors, the Board of Directors deems it advisable and in the best interest of the Company to adopt such Directors Election Mechanism and to adopt a corresponding amendment to the Company's Articles of Association, a marked up version of which is attached hereto as Annex B. The proposed mechanism is designated to support continuity of the leadership of the Board of Directors and Company stability, thus contributing to the success of the Company and to the effort to maximize its operations and results. As the Company's Board of Directors plays a major role in the leadership to success of the Company, replacing its entire members (other than the external directors) at one time might have a material adverse effect on the Company. Therefore, implementing such a mechanism, designated to assist in the stability of the Board of Director's composition, will contribute to the Company achieving its business and operational goals to the benefit of its shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to approve the adoption of the Directors Election Mechanism as set forth above and to adopt a corresponding amendment to the Company's Articles of Association, in the form attached hereto as Annex B."

The adoption of the Board Election Mechanism and the corresponding amendment to the Company's Articles of Association require the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 9

TO RE-ELECT MESSRS. AVI EIZEMAN, YESHAYAHU ('SHAIKE') ORBACH AND ELI
DORON TO HOLD OFFICE AS DIRECTORS FOR SUCH TERMS COMMENCING ON
THE DATE OF THE MEETING AS SET FORTH BELOW.

The management of the Company has selected the persons named below for re-election as directors to serve for an additional term commencing on the date of the Meeting until, subject to the approval of Proposal 8 above,  the end of their respective terms as set forth below and until respective successors are duly elected. The Board of Directors resolved that it is advisable and in the best interest of the Company that Group A be comprised of Avi Eizenman, the Active Chairman of the Board, Group B be comprised of Yeshayahu ('Shaike') Orbach, the Company President and Chief Executive Officer and Group C be comprised of Eli Doron and that their term shall be accordingly. In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby "FOR" the election of the nominees listed below. If any of these nominees is unable to serve, the persons named in the proxy shall vote the Ordinary Shares for the election of such other nominees as management may propose. The following nominees, all of whom are currently serving as directors of the Company, have advised the Company that they will continue to serve as directors if re-elected.

Messrs. Avi Eizenman, Yeshayahu (‘Shaike’) Orbach and Eli Doron have attested to the Board of Directors and the Company that they meet all the requirements in connection with the election of directors of publicly traded companies under the Companies Law and the regulations promulgated thereunder.

The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Avi Eizenman	58
Mr. Eizenman co-founded the Company in 1987 and has served as a Director since its inception. Mr. Eizenman also served as our President and Chief Executive Officer from the Company’s inception until April 1, 2001, and on such date, he resigned from his positions as President and Chief Executive Officer and was appointed Active Chairman of the Board of Directors. Mr. Eizenman served as head of the ASIC department at Scitex Ltd. in 1986. From 1979 until 1985, Mr. Eizenman held various positions, including project manager, ASIC specialist and engineer, with the Electronic Research & Development Department of the Israeli Ministry of Defense. Mr. Eizenman holds a B.Sc. degree, with honors, in Electrical Engineering from the Technion, and an M.B.A. from Tel Aviv University.

Yeshayahu ('Shaike') Orbach	64
Mr. Orbach has been our President and Chief Executive Officer since April 2001. In December 2001, Mr. Orbach was named a Director, replacing Zohar Zisapel, who resigned from the Board of Directors. Prior to that, for a period of four and a half years, Mr. Orbach was President and CEO of Opgal Ltd., a high-tech subsidiary of Israel’s Rafael and El-Op corporations. Previously, he was General Manager of Edusoft, an Israeli company the shares of which were traded on the NASDAQ National Market (now, the NASDAQ Global Market), and Managing Director of Tecsys Ltd. He holds a B.Sc degree in Mechanical Engineering from the Technion.

Eli Doron	63
Mr. Doron is the founder of Connesta Ltd. ("Connesta"), an Israeli high-tech company engaged in developing and providing SaaS virtual control room solutions, founded in 2011. From inception, Mr. Doron serves as the Chief Executive Officer of Connesta. Prior thereto and during 2010, Mr. Doron was the Chief Executive Officer of Computerized Electricity Systems ("CES"). Prior to joining CES, Mr. Doron was the co-founder of Radvision Ltd. (formerly Nasdaq: RVSN. Acquired by Avaya Ltd. in 2011; "Radvision"). From 1992 and until 2009 Mr. Doron served as the Chief Technology Officer of Radvision, and from 2006 and until 2009 he served as President of Radvision. Prior to founding Radvision and from 1983, Mr. Doron served at SIMTECH Advanced Training and Simulation Systems Ltd., initially as hardware manager and from 1998 as Chief Technology Officer. Prior thereto and from 1977, Mr. Doron served as an electronic engineer at MBT Israel Aircraft Industries Ltd. Mr. Doron holds a B.Sc degree in electronics and computer science from Ben-Gurion University and an M.B.A. degree from the University of Bradford in the United Kingdom.

In accordance with our Compensation Policy, Messrs. Avi Eizenman, Yeshayahu ('Shaike') Orbach and Eli Doron will continue to be party to an indemnification agreement with the Company in the form of indemnification letter previously approved by the shareholders on April 11, 2012 to be entered into by the Company with directors serving from time to time in such capacity, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company. Under the Compensation Policy, any change to the indemnification agreement or the insurance policy, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or insurance policy (provided that such changes apply equally to all executives of the Company, including directors) will be submitted to the Company's compensation committee and the Board of Directors for their approval but shall not, unless required by law or the Company's Articles of Association, be presented at a General Meeting of the shareholders.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

"RESOLVED, to re-elect (i) Mr. Avi Eizenman as director of the Company, (ii) Mr. Yeshayahu ('Shaike') Orbach, as a director of the Company, subject to his continued employment as President and Chief Executive Officer of the Company, and (iii) Me. Eli Doron, as a director of the Company, for the terms set forth above and until their respective successors have been duly elected."

The election of Messrs. Avi Eizenman, Yeshayahu ('Shaike') Orbach and Eli Doron as directors requires the affirmative vote of an Ordinary Majority.

The Board of Directors expresses no recommendation as to the vote on the proposed resolution.

PROPOSAL 10

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS
(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC
ACCOUNTANTS OF THE COMPANY AND AUTHORIZATION OF AUDIT COMMITTEE
TO FIX THE COMPENSATION OF SUCH AUDITORS.

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

Following the recommendation and approval of the Audit Committee, the Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International ("Somekh Chaikin"), as the independent certified public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the shareholders of the Company.

The Audit Committee and Board of Directors believes that the selection of Somekh Chaikin to continue as the independent accountants of the Company is appropriate and in the best interest of the Company and its shareholders. Subject to the approval of this Proposal 10, the Audit Committee will be authorized to set the compensation of such auditors in accordance with the volume and nature of their services.

The shareholders of the Company are requested to adopt the following resolution:

"RESOLVED, to appoint Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the Company's shareholders, and to authorize the Audit Committee to set their compensation in accordance with the volume and nature of their services."

The appointment of Somekh Chaikin as the independent public accountants of the Company for the year ending December 31, 2016, and until the next annual general meeting of the Company's shareholders and authorization of the Audit Committee to set their compensation in accordance with the volume and nature of their services, requires the affirmative vote of an Ordinary Majority.

The Board of Directors recommends that the shareholders vote FOR approval of the proposed resolution.

PROPOSAL 11

REVIEW THE COMPANY'S FINANCIAL STATEMENTS FOR THE YEAR ENDED
 DECEMBER 31, 2015, AND TO TRANSACT SUCH OTHER BUSINESS AS MAY
PROPERLY COME BEFORE THE MEETING

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2015 and the Consolidated Statement of Income for the year then ended. The Company published its audited financial statements for the fiscal year ended December 31, 2015 on April 26, 2016, together with the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission and is available at their website, www.sec.gov, and you may request that a copy be mailed to you. The Company will hold a discussion with respect to the Annual Report and financial statements at the Meeting. This agenda item will not involve a vote by the shareholders.

Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment or postponement thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.
_________________________________

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT. Proxies and all other applicable materials should be sent to the offices of the Company at 14 Atir Yeda Street, Kfar Sava 4464323, Israel (telephone number: 972-9-764-4555, facsimile number: 972-9-765-1977).

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at http://www.sec.gov. This proxy statement is also available on our website at http://www.silicom.co.il and on the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 26, 2016. YOU SHOULD NOT ASSUME THAT THE  INFORMATION  CONTAINED  IN  THIS  DOCUMENT  IS  ACCURATE  AS  OF  ANY  DATE  OTHER  THAN  APRIL 26, 2016,  AND  THE  MAILING  OF  THIS  DOCUMENT  TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors SILICOM LTD. /s/ Yeshayahu ("Shaike") Orbach Yeshayahu ("Shaike") Orbach DIRECTOR, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Kfar Sava, Israel Date: April 26, 2016

Annex A

Silicom Ltd.

Executive Compensation Policy

Purpose

The purpose of the Silicom Ltd. ("Silicom") Executive Compensation Policy (the "Policy") is to describe Silicom's overall compensation strategy for executive officers and directors and to provide guidelines for setting compensation of its executive officers and directors.

The Policy is adopted and re-approved in accordance with the requirements of Israel's Companies Law, (the "Companies Law") and reflects the specific compensation requirements and limitations as set forth in the Companies Law. This Policy applies to the compensation arrangements of all of Silicom's directors and executive officers, including all office holders (as defined in the Companies Law) (collectively, the "Executives").

The adoption, amendment and restatement of the Policy shall be recommended by the Compensation Committee of the Board of Directors (the "Compensation Committee") and approved by the Board of Directors and Silicom's shareholders, except that the approval of the shareholders may be waived in circumstances prescribed by the Companies Law.

Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.  All of Silicom's External Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and shall constitute a majority of the Compensation Committee members.  The Chairman of the Compensation Committee shall be an External Director.

Overall Strategy

Silicom believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled executives; executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets Silicom’s interests and its overall financial and strategic objectives, rewards performance, maintains a reasonable wage structure throughout the organization and reinforces a culture that management believes will promote the long-term success of Silicom.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in our industry, and in particular in the IT, Internet and Technology industries.

In support of this goal, Silicom's executive compensation practices are designed to meet the following objectives:

•	align incentives, the board determined performance targets and equity grants, with Silicom’s fiscal performance as well as achievement of strategic objectives that create shareholder value;

•	retain and encourage high potential team players to build a career at the Company;

•	provide incentives that are cost-efficient, competitive with other organizations and fair to employees and shareholders; and

•	design a balanced approach to compensation that properly aligns incentives with company performance and shareholder value and does not promote inappropriate risk taking.

General Considerations in Setting Compensation

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the educational, professional experience and accomplishments of the Executive;

•	the Executive's position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market;

•	compensation for comparably situated executives;

•	the Executive's expected contribution to Silicom's future growth and profitability;

•
the relation between the employment terms of the Executive and the average and median compensation of Silicom's employees and contractors, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

Executive Compensation Framework

Silicom provides fair and equitable compensation for its Executives by combining several compensation elements.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law.  Executives, including External Directors or Independent Directors, may waive their entitlement to their compensation, subject to applicable law.

Silicom pays Executives, other than non-employee directors, a compensation package that combines a base salary, a cash bonus, equity-based long-term incentives and other benefits.

Non-employee directors, including External Directors within the meaning of the Companies Law, are entitled to be paid cash compensation for board and any committee member services, as applicable, in accordance with the amounts which are permitted under the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) - 2000 enacted pursuant to the Companies Law.  We do not grant any variable bonus or equity based compensation, nor any separation payments to our non-employee directors.

Recoupment Policy

To reflect sound corporate governance, Silicom’s recoupment policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid during the previous three years on the basis of financial data included in Silicom's financial statements in any fiscal year that were found to be inaccurate and were subsequently restated

In such event, Silicom will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the financial data included in the restated financial statements.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such recoupment from time to time.

Notwithstanding the aforesaid, the recoupment policy will not be triggered in the event of a financial restatement due to changes in the applicable reporting or accounting standards.

The above noted recoupment policy does not derogate from any relevant recoupment or clawback provisions under any applicable law or regulatory rules which apply to Silicom.

Variable Pay

All Executives other than non-employee directors will be incentivized through a program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets set at the beginning of the year.

The performance targets and the maximum variable components payable to each Executive (other than directors) shall be presented and recommended by Silicom's Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.  The performance targets and the maximum variable components payable to any employee Executives who are also directors shall be presented and recommended by the Compensation Committee and reviewed and approved by the Board of Directors and Silicom's shareholders.

All Executives (other than non-employee directors) are incentivized through cash bonuses and long-term equity-based incentives to provide the Executive with a stake in Silicom's success – thus linking the Executive's long-term financial interests with the interests of Silicom's shareholders.  The maximum value of the variable compensation components shall not exceed eighty percent of each Executive's total compensation package on an annual basis. The maximum annual value of the equity-based long-term compensation components and cash bonuses of all Silicom Executives shall not exceed two percent of Silicom’s market cap.

In determining performance targets for Executives and the cash bonus and equity-based long-term incentives payable to each Executive, consideration should be given to promote Silicom's goals and to ensure that a significant portion of the variable components be determined based on measureable criteria.  A non-significant portion of the variable components may be based on non-measureable criteria taking into account the Executive's contribution to Silicom.

Examples of performance targets that will be considered include:

•	financial results;
•	sales results;
•	efficiency metrics;
•	internal and external customer satisfaction;
•	shareholder value;

•	execution of projects; and
•	attainment to milestones.

Unless otherwise specified in the terms of the variable compensation of an Executive, the Board of Directors shall not have discretion to unilaterally reduce such Executive's variable compensation.

Equity compensation may be granted in any form permitted under Silicom's equity incentive plans, as in effect from time to time (collectively, the "Equity Incentive Plans"), including stock options, restricted share units and restricted stock.  Equity grants to Executives shall be made in accordance with the terms of the Equity Incentive Plans.

All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board of Directors, grants to Executives other than directors shall vest gradually over a period of between two to four years.  Silicom does not have any equity ownership guidelines that require any of our Executives to hold a stated number or fixed percentage of our ordinary shares, nor do they have to continue to hold for any period of time shares in the Company which they acquired as a result of the exercise of fully vested equity grants. The value of the equity-based compensation shall be calculated on the grant date, according to acceptable valuation practices at the time of grant.  The Board of Directors shall not have discretion to limit the value of the equity-based compensation at the time of exercise.  The Board of Directors may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable, or make provisions with respect to the acceleration of the vesting period of any Executive’s awards, including, without limitation, in connection with a corporate transaction involving a change of control.

The Chairman of the Board of Directors together with the President and Chief Executive Officer is entitled to recommend granting special incentives to Executives, subject to the approval of the Compensation Committee and the Board of Directors.

Separation Payments

As a matter of policy Silicom does not generally provide separation payments upon termination of an Executive’s engagement with the company, other than payments prescribed by applicable law, practice or other legal considerations.  Should the Company elect to make a separation payment to a departing Executive, and other than as stated below with respect to the separation payments to be provided to Silicom’s Active Chairman of the Board and its President and Chief Executive Officer, such payment may not exceed an amount equal to 12 months’ pay of the departing Executive’s compensation and shall be determined based on certain criteria, including the length of employment of the Executive, the Executive’s performance during his/her employment, the circumstances surrounding the termination of employment of the Executive, etc.  In December 2007 our Audit Committee and Board of Directors approved severance arrangements for the Active Chairman of the Board and the President and Chief Executive Officer which provide for extended notice provisions and severance payments in the event of termination. The arrangements, details of which can be found under Proposals 2 and 3 in the Proxy Statement filed as Exhibit 2 to Form 6-k filed by Silicom with the Securities and Exchange Commission (“SEC”) on December 13, 2007, were also approved by our shareholders in January 2008, and remain in effect.

Indemnification and Insurance

The articles of the association of Silicom permit the Company to indemnify its Executives and to procure directors and officers insurance (“D&O Insurance”) for its Executives to the fullest extent permitted by applicable law, and it has been Company policy to do so, including for new hires.  All of our Executives continue to be party to an indemnification agreement with the Company as attached as Appendix A to the Proxy Statement included as Exhibit 2 to the Form 6-k filed by the Company with the SEC on March 1, 2012.  The Company continues to renew a D&O Insurance policy covering all Executives of the Company.

Going forward, and upon approval of this Policy as required pursuant to the Companies Law, any change to the Executive indemnification agreement and/or the D&O Insurance, including the cost and/or any changes which materially depart from the key terms of the current agreement and/or D&O Insurance (provided that such changes apply equally to Executives of the Company, including directors) will be submitted to the Company’s Compensation Committee and the Board of Directors for their approval but shall not, unless required by law or the Company’s Articles of Association, be presented at a General Meeting of the shareholders.

Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be three years as of the date of its adoption.  Following such three year term, this Compensation Policy will be brought to the shareholders for approval.

Adopted: ________, 2016

Annex B

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION

OF

SILICOM LTD.

A COMPANY LIMITED BY SHARES

PRELIMINARY

1.	COMPANY NAME

The name of the company is “Silicom Ltd.” (the “Company”).

2.	INTERPRETATION

(a)	In these Articles, the following terms shall bear the meanings set forth below, unless inconsistent with the subject or context.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive officers of the Company.

“External Directors” shall mean directors appointed and serving in accordance with Sections 239 through 249 of the Companies Law.

“Companies Law” shall mean the Israeli Companies Law, 5759-1999, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Articles” shall mean these Amended and Restated Articles of Association as originally adopted or as amended from time to time.

“Office” shall mean the registered office of the Company.

“Year” and “Month” shall mean a Gregorian month or year.

(b)	Defined terms used herein, but not defined, shall have the meaning given them in the Companies Law.

(c)
Unless the subject or the context otherwise requires: words and expressions importing the masculine gender shall include the feminine gender; and words and expressions importing persons shall include bodies corporate.

3.	PUBLIC COMPANY; LIMITED LIABILITY AND COMPANY OBJECTIVES

(a)	The Company is a Public Company, as such term is defined in the Companies Law.

(b)
The liability of the Company’s shareholders is limited and, accordingly, the liability of each shareholder for the Company’s obligations shall be limited to the payment of the nominal value of the shares held by such shareholder, subject to the provisions of these Articles and the Companies Law.

(c)
The Company's objectives are to carry on any business and perform any act which is not prohibited by law. The Company may also make contributions of reasonable sums to worthy purposes even if such contributions are not made on the basis of business considerations

SHARE CAPITAL

4.	SHARE CAPITAL

(a)	The authorized share capital of the Company is one hundred thousand New Israeli Shekels (NIS 100,000) divided into ten million (10,000,000) Ordinary Shares, nominal value NIS 0.01 per share.

(b)	The Ordinary Shares all rank pari passu in all respects.

5.	INCREASE OF AUTHORIZED SHARE CAPITAL

(a)
The Company may, from time to time, by resolution of its shareholders, whether or not all the shares then authorized have been issued and whether or not all the shares theretofore issued have been called up for payment, increase its authorized share capital by the creation of new shares. Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such resolution shall provide.

(b)
Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased as aforesaid shall be subject to all the provisions of these Articles which are applicable to shares of the same class included in the existing share capital.

6.	SPECIAL RIGHTS; MODIFICATION OF RIGHTS

(a)
Subject to the provisions of these Articles, and without prejudice to any special rights previously conferred upon the holders of existing shares in the Company, the Company may, from time to time, by resolution of its shareholders, provide for shares with such preferred or deferred rights or rights of redemption or other special rights and/or such restrictions, whether in regard to liquidation, dividends, voting, repayment of share capital or otherwise, as may be stipulated in such resolution provided that any resolution with respect to the issuance of shares will be made only by the Board of Directors.

(b)	(i)
If at any time the share capital is divided into different classes of shares, the rights attached to any class, unless otherwise provided by these Articles, may be modified or abrogated by the Company, by a resolution of the shareholders, subject to the consent in writing of the holders of a majority of the issued shares of such class or the adoption of a resolution passed at a separate General Meeting of the holders of the shares of such class.

(ii)
The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, provided, however, that the requisite quorum at any such separate General Meeting shall be two or more members present in person or by proxy and holding not less than thirty three and a third percent (33 1/3%) of the issued shares of such class.

(iii)
Unless otherwise provided by these Articles, the enlargement of an authorized class of shares, or the issuance of additional shares thereof out of the authorized and unissued share capital, shall not be deemed, for purposes of this Article 6(b), to modify or abrogate the rights attached to previously issued shares of such class or of any other class.

7.	CONSOLIDATION, SUBDIVISION, CANCELLATION AND REDUCTION OF SHARE CAPITAL

(a)	The Company may, from time to time, by resolution of its shareholders (subject, however, to the provisions of Article 6(b) hereof and to applicable law):

(i)	consolidate and divide all or part of its issued or un-issued authorized share capital into shares of a per share nominal value which is larger than the per share nominal value of its existing shares;

(ii)	subdivide its shares (issued or un-issued) or any of them, into shares of smaller nominal value;

(iii)
cancel any shares which, at the date of the adoption of such resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so canceled; or

(iv)	reduce its share capital in any manner, subject to any consent required by law.

(b)
With respect to any consolidation of issued shares into shares of a larger nominal value per share, and with respect to any other action which may result in fractional shares, the Board of Directors may settle any difficulty which may arise with regard thereto, as it deems fit, and, in connection with any such consolidation or other action which could result in fractional shares, may, without limiting its aforesaid power:

(i)	determine, as to the holder of shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

(ii)	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

(iii)	redeem, in the case of redeemable preference shares, and subject to applicable law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; and/or

(iv)
cause the transfer of fractional shares by certain shareholders of the Company to other shareholders thereof so as to most expediently preclude or remove any fractional shareholdings, and cause the transferees of such fractional shares to pay the transferors thereof the fair value thereof, and the Board of Directors is hereby authorized to act in connection with such transfer, as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purposes of implementing the provisions of this sub-Article 7(b)(iv).

SHARES

8.	ISSUANCE OF SHARE CERTIFICATES; REPLACEMENT OF LOST CERTIFICATES

(a)	Share Certificates shall be issued under the corporate seal of the Company and shall bear the signature of one Director, or of any other person or persons so authorized by the Board of Directors.

(b)
Each shareholder shall be entitled to one or several numbered certificates for all the shares of any class registered in his name, each for one or more of such shares. Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

(c)	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Shareholder Register in respect of such co-ownership.

(d)
A share certificate which has been defaced, lost or destroyed, may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board of Directors in its discretion deems fit.

9.	REGISTERED HOLDER

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly, shall not, except as ordered by a court of competent jurisdiction, or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

10.	ALLOTMENT OF SHARES

The un-issued shares from time to time shall be under the sole control of the Board of Directors, who shall have the power to allot, issue or otherwise dispose of shares to such persons, on such terms and conditions (including inter alia terms relating to calls as set forth in Article 12(f) hereof), and either at par or at a premium, or, subject to the provisions of the Companies Law, at a discount and/or with payment of commission, and at such times, as the Board of Directors deems fit, and the power to give to any person the option to acquire from the Company any shares, either at par or at a premium, or, subject as aforesaid, at a discount and/or with payment of commission, during such time and for such consideration as the Board of Directors deems fit.

11.	PAYMENT IN INSTALLMENTS

If pursuant to the terms of allotment or issue of any share, all or any portion of the price thereof shall be payable in installments, every such installment shall be paid to the Company on the due date thereof by the then registered holder(s) of the share or the person(s) then entitled thereto.

12.	CALLS ON SHARES

(a)
The Board of Directors may, from time to time, as it, in its discretion, deems fit, make calls for payment upon shareholders in respect of any sum which has not been paid up in respect of shares held by such shareholders and which is not pursuant to the terms of allotment or issue of such shares or otherwise, payable at a fixed time, and each shareholder shall pay the amount of every call so made upon him or her (and of each installment thereof if the same is payable in installments), to the Company at the time(s) and place(s) designated by the Board of Directors, as any such time(s) may be thereafter extended or place(s) changed. Unless otherwise stipulated in the resolution of the Board of Directors (and in the notice hereafter referred to), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares in respect of which such call was made.

(b)
Notice of any call for payment by a shareholder shall be given in writing to such shareholder not less than fourteen (14) days prior to the time of payment fixed in such notice, and shall specify the time and place of payment.  Prior to the time for any such payment fixed in a notice of a call given to a shareholder, the Board of Directors may in its absolute discretion, by notice in writing to such member, revoke such call in whole or in part, extend the time fixed for payment thereof, or designate a different place of payment. In the event of a call payable in installments, only one notice thereof need be given.

(c)
If pursuant to the terms of allotment or issue of a share or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board of Directors and for which notice was given in accordance with paragraphs (a) and (b) of this Article 12, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

(d)	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

(e)
Any amount called for payment which is not paid when due shall bear interest from the date fixed for payment until actual payment thereof, at such rate (not exceeding the then prevailing debitory rate charged by leading commercial banks in Israel), and payable at such time(s) as the Board of Directors may prescribe.

(f)	Upon the allotment of shares, the Board of Directors may provide for differences among the allottees of such shares as to the amounts and times for payment of calls in respect of such shares.

13.	PREPAYMENT

With the approval of the Board of Directors, any shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board of Directors may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board of Directors. The Board of Directors may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty. Nothing in this Article 13 shall derogate from the right of the Board of Directors to make any call for payment before or after receipt by the Company of any such advance.

14.	FORFEITURE AND SURRENDER

(a)
If any shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance herewith, on or before the day fixed for payment of the same, the Board of Directors may at any time after the day fixed for such payment, so long as such amount (or any portion thereof) or interest thereon (or any portion thereof) remains unpaid, resolve to forfeit all or any of the shares in respect of which such payment was called for. All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including, without limitation, attorney’s fees and costs of legal proceedings, shall be added to, and shall, for all purposes (including the accrual of interest thereon), constitute a part of, the amount payable to the Company in respect of such call.

(b)
Upon the adoption of a resolution as to the forfeiture of a shareholder’s share, the Board of Directors shall cause notice thereof to be given to such shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than fourteen (14) days after the date such notice is given and which may be extended by the Board of Directors), such shares shall be ipso facto forfeited, provided, however, that, prior to such date, the Board of Directors may nullify such resolution of forfeiture, but no such nullification shall prevent the Board of Directors from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

(c)
Without derogating from Articles 54 and 59 hereof, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited at the same time.

(d)	The Company, by resolution of the Board of Directors, may accept the voluntary surrender of any share not fully paid for.

(e)
Any share forfeited or surrendered as provided herein, shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board of Directors deems fit.

(f)
Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be liable to pay, and shall forthwith pay, to the Company, all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment, at the rate prescribed in Article 12(e) above, and the Board of Directors, in its discretion, may, but shall not be obligated to, enforce the payment of such moneys, or any part thereof. In the event of such forfeiture or surrender, the Company, by resolution of the Board of Directors, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the shareholder in question (but not yet due) in respect of all shares owned by such shareholder, solely or jointly with another.

(g)
The Board of Directors may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall prevent the Board of Directors from re-exercising its powers of forfeiture pursuant to this Article 14.

15.	LIEN

(a)
Except to the extent the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and engagements to the Company arising from any amount payable by such shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or engagement has matured. Such lien shall extend to all dividends from time to time declared or paid in respect of such share. Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of the lien (if any) existing on such shares immediately prior to such transfer.

(b)
The Board of Directors may cause the Company to sell a share subject to such a lien when the debt, liability or engagement giving rise to such lien has matured, in such manner as the Board of Directors deems fit, but no such sale shall be made unless such debt, liability or engagement has not been satisfied within fourteen (14) days after written notice of the intention to sell shall have been served on such shareholder, his executors or administrators.

(c)
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or engagements of such member in respect of such share (whether or not the same have matured), and the residue (if any) shall be paid to the shareholder, his executors, administrators or assigns.

16.	SALE AFTER FORFEITURE OR SURRENDER OR IN ENFORCEMENT OF LIEN

Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board of Directors may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser’s name to be entered in the Shareholder Register in respect of such share. The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings, or to the application of the proceeds of such sale, and after his name has been entered in the Shareholder Register in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

17.	REDEEMABLE SHARES

The Company may, subject to applicable law, issue redeemable shares and redeem the same.

TRANSFER OF SHARES

18.	REGISTRATION OF TRANSFER

(a)
No transfer of shares shall be registered unless a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board of Directors) has been submitted to the Company (or its transfer agent),  together with the share certificate(s) and such other evidence of title as the Board of Directors may reasonably require. Until the transferee has been registered in the Shareholder Register (or with the transfer agent) in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof. The Board of Directors, may, from time to time, prescribe a fee for the registration of a transfer.

(b)
The Board of Directors may, in its discretion to the extent it deems necessary, close the Shareholder Register for registrations of transfers of shares during any year for a period determined by the Board of Directors, and no registrations of transfers of shares shall be made by the Company during any such period during which the Shareholder Register is so closed.

19.	RECORD DATE FOR NOTICES OF GENERAL MEETINGS AND OTHER ACTION

(a)
Notwithstanding any provision of these Articles to the contrary, and to allow the Company to determine the shareholders entitled to notice of, or to vote at, any Annual or Extraordinary General Meeting or any adjournment thereof, or to express consent to or dissent from any corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of, or to take or be the subject to, any other action, the Board of Directors may fix, a record date, which shall not be more than forty (40) days, or any longer period required under the Companies Law, nor less than four (4) days, or any longer period required under the Companies Law, before the date of such meeting or other action. A determination of shareholders of record entitled to notice of or to vote at a meeting shall apply to any adjournment of the meeting: provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)
Any shareholder or shareholders of the Company holding, at least (i) five percent (5%) of the issued share capital of the Company and one percent (1%) of the voting rights in the issued share capital of the Company or (ii) five percent (5%) of the voting rights in the issued share capital of the Company, may, pursuant to the Companies Law, request that the Board of Directors include a subject in the agenda of a General Meeting to be held in the future. Any such request must be in writing, must include all information related to subject matter and the reason that such subject is proposed to be brought before the General Meeting and must be signed by the shareholder or shareholders making such request. In addition, subject to the Companies Law and the provisions of Article 39, the Board of Directors may include such subject in the agenda of a General Meeting only if the request has been delivered to the Secretary of the Company not later than sixty (60) days and not more than one hundred and twenty (120) days prior to the General Meeting in which the subject is to be considered by the shareholders of the Company. Each such request shall also set forth: (a) the name and address of the shareholder making the request; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting; (c) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the subject which is requested to be included in the agenda; and (d) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided. Furthermore, the Board of Directors, may, in its discretion to the extent it deems necessary, request that the shareholders making the request provide additional information necessary so as to include a subject in the agenda of a General Meeting, as the Board of Directors may reasonably require.

TRANSMISSION OF SHARES

20.	DECEDENTS’ SHARES

(a)
In case of death of a registered holder of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 20(b) have been effectively invoked.

(b)
Any person becoming entitled to a share in consequence of the death of any shareholder, upon producing evidence of the grant of probate or letters of administration or declaration of succession (or such other evidence as the Board of Directors may reasonably deem sufficient), shall be registered as a shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

21.	RECEIVERS AND LIQUIDATORS

(a)
The Company may recognize any receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a shareholder or its properties, as being entitled to the shares registered in the name of such member.

(b)
Such receiver, liquidator or similar official appointed to wind-up, dissolve or otherwise liquidate a corporate shareholder and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceedings with respect to a shareholder or its properties, upon producing such evidence as the Board of Directors may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board of Directors (which the Board of Directors may grant or refuse in its absolute discretion), be registered as a shareholder in respect of such shares, or may, subject to the regulations as to transfer herein contained, transfer such shares.

GENERAL MEETINGS

22.	ANNUAL GENERAL MEETING

(a)
An Annual General Meeting shall be held once in every calendar year at such time (within a period of not more than fifteen (15) months after the last preceding Annual General Meeting) and at such place, either within or without the State of Israel, as may be determined by the Board of Directors.

(b)
Subject to the provisions of these Articles, the function of the Annual General Meeting shall be to elect the members of the Board of Directors; to receive the financial statements; to appoint the Company’s auditors and to fix their remuneration and to transact any other business which, in accordance with these Articles or the Companies Law, are to be transacted at a General Meeting.

23.	EXTRAORDINARY GENERAL MEETINGS

All General Meetings other than Annual General Meetings shall be called “Extraordinary General Meetings”. The Board of Directors may, whenever it thinks fit, convene an Extraordinary General Meeting, at such time and place, within or out of the State of Israel, as may be determined by the Board of Directors, and shall be obliged to do so upon a requisition in writing in accordance with Section 63 of the Companies Law. In addition, the Board of Directors may, whenever it thinks fit, postpone or cancel an Extraordinary General Meeting.

24.	NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE

(a)
Not less than twenty-one (21) days’ prior notice, or thirty-five (35) days’ prior notice to the extent required under regulations promulgated under the Companies Law, shall be given of every General Meeting. Each such notice shall specify the place and the day and hour of the meeting and the general nature of each item to be acted upon thereat, said notice to be given to all members who would be entitled to attend and vote at such meeting. Anything therein to the contrary notwithstanding, with the consent of all members entitled to vote thereon, a resolution may be proposed and passed at such meeting although a lesser notice than hereinabove prescribed has been given.

(b)	The accidental omission to give notice of a meeting to any member, or the non-receipt of notice sent to such member, shall not invalidate the proceedings at such meeting.

(c)
Notwithstanding anything to the contrary in this Article 24, and subject to any applicable stock exchange rules or regulations, notice of a General Meeting need not be delivered to shareholders, and notice by the Company of such General Meeting that is published in two daily newspapers in Israel shall be deemed to have been duly given on the date of such publication to any shareholder whose address, as listed in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents), is located in the State of Israel, and notice by the Company of a General Meeting which is published in one daily newspaper in New York, New York, USA or in one international wire service, shall be deemed to have been duly given on the date of such publication to any shareholder whose address, as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents), is located outside of Israel.

25.	MANNER OF MEETING

The Board may, in its absolute discretion, resolve to enable persons entitled to attend a General Meeting to do so by simultaneous attendance and participation at the principal meeting place and a satellite meeting place or places anywhere in the world and the shareholders present in person, by proxy or by written ballot at satellite meeting places shall be counted in the quorum for and entitled to vote at the General Meeting in question, and that meeting shall be duly constituted and its proceedings valid, provided that the chairman of the General Meeting is satisfied that adequate facilities are available throughout the General Meeting to ensure that shareholders attending at all the meeting places are able to:

(a)	participate in the business for which the meeting has been convened;

(b)	hear all persons who speak (whether by the use of microphones, loudspeakers audio-visual communications equipment or otherwise) in the principal meeting place and any satellite meeting place(s); and

(c)	be heard by all other persons so present in the same way.

PROCEEDINGS AT GENERAL MEETINGS

26.	QUORUM

(a)
No business shall be transacted at a General Meeting, or at any adjournment thereof, unless the quorum required under these Articles for such General Meeting or such adjourned meeting, as the case may be, is present when the meeting proceeds to business.

(b)
In the absence of contrary provisions in these Articles, two or more shareholders (not in default in payment of any sum referred to in Article 32(a) hereof), present in person or by proxy and holding shares conferring in the aggregate more than thirty three and a third (33 1/3%) percent of the voting power of the Company, shall constitute a quorum of General Meetings.

(c)
If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition under Sections 64 or 65 of the Companies Law, shall be dissolved, but in any other case it shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(d)
The Board of Directors may determine, in its discretion, the matters that may be voted upon at the meeting by proxy or written ballot in addition to the matters listed in Section 87(a) to the Companies Law.

27.	CHAIRMAN

The Chairman of the Board of Directors, shall preside as Chairman at every General Meeting of the Company. If at any meeting the Chairman is not present within fifteen (15) minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Co-Chairman shall preside at the meeting. If at any such meeting both the Chairman and the Co-Chairman are not present or are unwilling to act as Chairman, the shareholders present shall choose someone of their number to be Chairman. The office of Chairman shall not, by itself, entitle the holder thereof to vote at any General Meeting nor shall it entitle such holder to a second or casting vote (without derogating, however, from the rights of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or proxy).

28.	ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS

(a)
A resolution, including a resolution to amend these Articles, shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy or by written ballot and voting thereon.

(b)
Every question submitted to a General Meeting shall be decided by a show of hands, but the Chairman of the Meeting may determine that a resolution shall be decided by a written ballot. A written ballot may be implemented before the proposed resolution is voted upon or immediately after the declaration by the Chairman of the results of the vote by a show of hands. If a vote by written ballot is taken after such declaration, the results of the vote by a show of hands shall be of no effect, and the proposed resolution shall be decided by such written ballot.

(c)
A declaration by the Chairman of the meeting that a resolution has been carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

(d)
Notwithstanding any of the other provisions of these Articles, any resolution to consummate a Merger, as defined in Section 1 of the Companies Law, shall require the approval of the holders of a majority of the voting power of the Company. For the avoidance of doubt, any amendment to this Article 28(d) shall require the approval of the holders of a majority of the voting power of the Company.

29.	RESOLUTIONS IN WRITING

A resolution in writing signed by all shareholders of the Company then entitled to attend and vote at General Meetings or to which all such shareholders have given their written consent (by letter, telegram, telex, facsimile, e-mail or otherwise) shall be deemed to have been unanimously adopted by a General Meeting duly convened and held.

30.	POWER TO ADJOURN

(a)
The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called.

(b)
It shall not be necessary to give notice of an adjournment, whether pursuant to Article 26(c) or Article 30(a), unless the meeting is adjourned for twenty-one (21) days or more in which event notice thereof shall be given in the manner required for the meeting as originally called.

31.	VOTING POWER

Subject to the provisions of Article 32(a) and subject to any provision hereof conferring special rights as to voting, or restricting the right to vote, every shareholder shall have one vote for each share held by him of record, on every resolution, without regard to whether the vote thereon is conducted by a show of hands, by written ballot or by any other means.

32.	VOTING RIGHTS

(a)
No shareholder shall be entitled to vote at any General Meeting (or be counted as a part of the quorum thereat), unless all calls and other sums then payable by him in respect of his shares in the Company have been paid, but this Article 32(a) shall not apply to separate General Meetings of the holders of a particular class of shares pursuant to Article 6(b).

(b)
A company or other corporate body being a shareholder of the Company may duly authorize any person to be its representative at any meeting of the Company or to execute or deliver a proxy on its behalf. Any person so authorized shall be entitled to exercise on behalf of such shareholder all the power which the latter could have exercised if it were an individual shareholder. Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman) shall be delivered to him.

(c)
Any shareholder entitled to vote may vote either in person or by proxy (who need not be a shareholder of the Company), or, if the shareholder is a company or other corporate body, by a representative authorized pursuant to Article 32(b).

(d)
If two or more persons are registered as joint holders of any share, the vote of the senior who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s). For the purpose of this Article 32(d), seniority shall be determined by the order of registration of the joint holders in the Shareholder Register.

PROXIES

33.	INSTRUMENT OF APPOINTMENTS

(a)	An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

“I, [insert name of shareholder] of [insert address of shareholder], being a member of Silicom Ltd. (the “Company”), hereby appoint [insert name of proxy] or [insert address of proxy] as my proxy to vote for me and on my behalf at the [Annual / Extraordinary] General Meeting of the Company to be held on the ___ day of _______, 20__ and at any adjournment(s) thereof.

Signed this ____ day of ___________, 20__.

_____________________
(Signature of Appointor)”

or in any usual or common form or in such other form as may be approved by the Board of Directors, including appointment by telephone, Internet or any other electronic means. Such proxy shall be duly signed by the Appointor or such person’s duly authorized attorney or, if such Appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s).

(b)
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be presented to the Chairman at the meeting at which the person named in the instrument proposes to vote or be delivered to the Company (at its Registered Office, at its principal place of business, or at the offices of its registrar or transfer agent, or at such place as the Board of Directors may specify) not less than two (2) hours before the time fixed for such meeting, except that the instrument shall be delivered (i) twenty-four (24) hours before the time fixed for the meeting where the meeting is to be held in the United States of America and the instrument is delivered to the Company at its Registered Office or principal place of business, or (ii) forty-eight (48) hours before the time fixed for the meeting where the meeting is to be held outside of the United States of America and Israel and the instrument is delivered to the Company’s registrar or transfer agent.  Notwithstanding the above, the Chairman shall have the right to waive the time requirement provided above with respect to all instruments of proxies and to accept any and all instruments of proxy received prior to the beginning of a General Meeting.

34.	EFFECT OF DEATH OF APPOINTOR OR TRANSFER OF SHARE OR REVOCATION OF APPOINTMENT

(a)
A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the prior death or bankruptcy of the appointing member (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such meeting prior to such vote being cast.

(b)
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company or the Chairman, subsequent to receipt by the Company of such instrument, of written notice signed by the person signing such instrument or by the member appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy (and such other documents, if any, required under Article 33(b) for such new appointment), provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 33(b) hereof, or (ii) if the appointing shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such member of the revocation of such appointment, or if and when such shareholder votes at such meeting. A vote cast in accordance with an instrument appointing a proxy shall be valid notwithstanding the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 34(b) at or prior to the time such vote was cast.

BOARD OF DIRECTORS

35.	POWERS OF BOARD OF DIRECTORS

(a)
General.  The management of the business of the Company shall be vested in the Board of Directors, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do, and are not by these Articles or by law required to be exercised or done by the Company by action of its shareholders at a General Meeting. The authority conferred on the Board of Directors by this Article 35 shall be subject to the provisions of the Companies Law, these Articles and any regulation or resolution consistent with these Articles adopted from time to time by the Company by action of its shareholders at a General Meeting, provided, however, that no such regulation or resolution shall invalidate any prior act done by or pursuant to a decision of the Board of Directors which would have been valid if such regulation or resolution had not been adopted.

(b)
Borrowing Power.  The Board of Directors may from time to time, at its discretion, cause the Company to borrow or secure the payment of any sum or sums of money for the purposes of the Company, and may secure or provide for the repayment of such sum or sums in such manner, at such times and upon such terms and conditions as it deems fit, and, in particular, by the issuance of bonds, perpetual or redeemable debentures, debenture stock, or any mortgages, charges, or other securities on the undertaking or the whole or any part of the property of the Company, both present and future, including its uncalled or called but unpaid capital for the time being.

(c)
Reserves.  The Board of Directors may, from time to time, set aside any amount(s) out of the profits of the Company as a reserve or reserves for any purpose(s) which the Board of Directors, in its absolute discretion, shall deem fit, including without limitation, capitalization and distribution of bonus shares, and may invest any sum so set aside in any manner and from time to time deal with and vary such investments and dispose of all or any part thereof, and employ any such reserve or any part thereof in the business of the Company without being bound to keep the same separate from other assets of the Company, and may subdivide or redesignate any reserve or cancel the same or apply the funds therein for another purpose, all as the Board of Directors may from time to time think fit.

36.	EXERCISE OF POWERS OF BOARD OF DIRECTORS

(a)
A meeting of the Board of Directors at which a quorum is present shall be competent to exercise all the authorities, powers and discretion vested in or exercisable by the Board of Directors, whether in person or by any other means by which the Directors may hear each other simultaneously.

(b)	A resolution proposed at any meeting of the Board of Directors shall be deemed adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon.

(c)
The Board of Directors may adopt resolutions without holding a meeting of the Board of Directors, provided that all of the Directors then in office and lawfully entitled to vote thereon shall have agreed to vote on the matters underlying such resolutions without convening a meeting of the Board of Directors.  If the Board of Directors adopts resolutions as set forth in the immediately preceding sentence, minutes including such resolutions, including a resolution to vote on such matters without convening a meeting of the Board of Directors, shall be prepared and the Chairman of the Board of Directors (or in his or her absence the Co-Chairman) will sign such minutes.

37.	DELEGATION OF POWERS

(a)
The Board of Directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees, each consisting of one or more persons (who are Directors), and it may from time to time revoke such delegation or alter the composition of any such committee. Any Committee so formed (in these Articles referred to as a “Committee of the Board of Directors”), shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board of Directors. The meetings and proceedings of any such Committee of the Board of Directors shall, mutatis mutandis, be governed by the provisions herein contained for regulating the meetings of the Board of Directors, so far as not superseded by any regulations adopted by the Board of Directors under this Article. Unless otherwise expressly provided by the Board of Directors in delegating powers to a Committee of the Board of Directors, such Committee shall not be empowered to further delegate such powers.

(b)
Without derogating from the provisions of Article 51, the Board of Directors may from time to time appoint a Secretary to the Company, as well as officers, agents, employees and independent contractors, as the Board of Directors deems fit, and may terminate the service of any such person. The Board of Directors may, subject to the provisions of the Companies Law, determine the powers and duties, as well as the salaries and emoluments, of all such persons, and may require security in such cases and in such amounts as it deems fit.

(c)
The Board of Directors may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board of Directors deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

38.	NUMBER OF DIRECTORS

The Board of Directors of the Company shall consist of not less than two (2) nor more than eight (8) Directors.

39.	ELECTION AND REMOVAL OF DIRECTORS

(a)
Directors shall be elected at the Annual General Meeting or an Extraordinary Meeting of the Company by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of directors.

(b)
The Annual General Meeting or Extraordinary Meeting shall be entitled to elect, in the manner and for the periods of time which are set forth below in this Article 39, Directors, who shall be divided into three groups. Each of the groups shall be as nearly equal in number as possible, including but not limited to a decrease or increase in the number of maximum Directors in the Board of Directors, but under no circumstance shall a decrease in the number of Directors in service affect the term of a serving Director. The provisions of this Article set forth below shall not apply to the External Directors who are required to be appointed as of the adoption of this Article pursuant to the provisions of the Companies Law.

(c)
At each Annual General Meeting, including the Annual General Meeting convening in 2016 (the "2016 Meeting"), at which the Directors shall be elected pursuant to the provisions of this Article, the Directors shall be elected for various periods of time, as follows:

(i)
At the 2016 Meeting, Directors who are members of the first group shall be elected to serve in office on a continuous basis for a three-year term, until the Annual General Meeting which shall take place in 2019 and until their respective successors are duly elected;

(ii)
At the 2016 Meeting, Directors who are members of the second group shall be elected to serve in office on a continuous basis for a one-year term, until the Annual General Meeting which shall take place in ~~8~~2017 and until their respective successors are duly elected; and

~~(i)~~(iii)
At the 2016 Meeting, Directors who are members of the third group shall be elected to serve in office on a continuous basis for a two-year term, until the Annual General Meeting which shall take place in 2018~~8~~ and until their respective successors are duly elected.

(iv)
At each Annual General Meeting following the 2016 Meeting, the Annual General Meeting shall be entitled to elect Directors, who shall be elected for a three-year term to replace the Directors whose term in office has expired as of that Annual General Meeting, and so on ad infinitum, so that the Directors who shall be elected as stated above shall serve for three-year terms, and so that, each year, the term in office of one of the groups of Directors shall expire.

(collectively, the “Board Election Mechanism”).

(d)
Subject to and in accordance with the Board Election Mechanism, ~~N~~nominations for the election of Directors may be made by the Board of Directors or a committee appointed by the Board of Directors or by any shareholder holding at least (i) five percent (5%) of the share capital in the Company and one percent (1%) of the outstanding voting power in the Company or (ii) five percent (5%) of the outstanding voting power in the Company. However, and without limitation of Sections 63 or 64 of the Companies Law, any such shareholder may nominate one or more persons for election as Directors at a General Meeting only if a written notice of such shareholder’s intent to make such nomination or nominations has been given to the Secretary of the Company not later than (i) with respect to an election to be held at an Annual General Meeting of shareholders, ninety (90) days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a Extraordinary General Meeting of shareholders for the election of Directors, at least ninety (90) days prior to the date of such meeting. Each such notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the shareholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; and (d) the consent of each nominee to serve as a Director of the Company if so elected and a declaration signed by each of the nominees declaring that there is no limitation under the Companies Law for the appointment of such a nominee and that all the information that is required under the Companies Law to provided to the Company in connection with such an appointment has been provided. The Chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

~~(c)~~
~~The General Meeting may, by a vote of the holders of at least a majority  of the voting power represented at the meeting, remove any Director(s) from office, and elect Directors instead of Directors so removed or fill any Vacancy (as defined in Article 41), however created, in the Board of Directors unless such Vacancy was filled by the Board of Directors under Article 41.~~

(e)
The office of a Director shall be vacated, ipso facto, and the shareholders shall be able to cause a Director to vacate his office, only upon the occurrence of one of the following events: (i) his or her death; (ii) if he or she be found lunatic or become of unsound mind; or if he or she (iii) (a) was convicted in an offense under the circumstances listed in subsection 228(a)(2) of the Companies Law, (b) was subject to an enforcement procedure under the circumstances listed in subsection 228(a)(2A) of the Companies Law, (c) was subject to a court order ordering his or her cessation of service as a Director in the Company under the circumstances listed in subsection 228(a)(3) of the Companies Law, (d) becomes bankrupt, and if the Director is a company, in the event of its liquidation or winding up under the circumstances listed in subsection 228 (a)(4) of the Companies Law, or (e) he or she cease meeting one or more of the qualification requirements for service as a director under the circumstances listed in subsection 228(a)(5) of the Companies Law.

(f)
In the event of any contradiction between the provisions of this Article 39 and the provisions of the Companies Law relating to the election and term of External Directors, the applicable provisions of the Companies Law shall govern, and the External Directors shall be elected and hold office in accordance with the provisions of the Companies Law.

40.	QUALIFICATION OF DIRECTORS

No person shall be disqualified to serve as a Director by reason of his not holding shares in the Company or by reason of his having served as a Director in the past.

41.	CONTINUING DIRECTORS IN THE EVENT OF VACANCIES

Subject to the provisions of Article 39 and the Board Election Mechanism, ~~In~~ in the event that one or more vacancies is created in the Board of Directors, including without limitation, a situation in which the number of Directors is less than the minimum number permitted under Article 38 (a “Vacancy”), the continuing Directors may continue to act in every matter, and, may appoint Directors to temporarily fill any such Vacancy, provided, however, that if the number of Directors is less than two (2), they may only act in (i) an emergency; or (ii) to fill the office of director which has become vacant; or (iii) in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all Vacancies, so that at least two (2) Directors are in office as a result of said meeting. Notwithstanding the foregoing, in the event of Vacancy of an External Director, the Company shall call a General Meeting to elect a new External Director or take such other action as required under the Companies Law.

42.	VACATION OF OFFICE

~~(a)~~
~~The office of a Director shall be vacated, ipso facto, upon his or her death, or if he or she be found lunatic or become of unsound mind, or if he or she becomes bankrupt, or if the Director is a company, upon its winding-up, or if he is found by a court guilty of any of the felonies listed in Section 226 of the Companies Law.~~

(~~b~~a)
The office of a Director may also be vacated by the written resignation of the Director, in accordance with Section 231 of the Companies Law. Such resignation shall become effective on the date fixed therein, or upon the delivery thereof to the Company, whichever is later. Such written resignation shall include the reasons that lead the Director to resign from his office.

43.	REMUNERATION OF DIRECTORS

A Director shall be paid remuneration by the Company for his services as Director to the extent such remuneration shall have been approved by the Company in accordance with the Companies Law.

44.	CONFLICT OF INTEREST

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be voided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board of Directors (or a Committee of the Board of Directors) at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board of Directors (or a Committee of the Board of Directors) after the acquisition of his interest.

45.	ALTERNATE DIRECTORS

(a)
Subject to the provisions of the Companies Law and subject to the approval of the Board of Directors, a Director may appoint an alternate (in these Articles referred to an: “Alternate Director”). A person that is not qualified to serve as a Director or a person that is serving as a Director or Alternate Director shall not be appointed to serve as an Alternate Director.

(b)
An Alternate Director shall be deemed for all intents and purposes as the Director which appointed him as his alternate, and he shall be entitled to be present at meetings of the Board of Directors and/or Committees of the Board of Directors, to participate and vote thereat, as was the Director that appointed him was entitled.

(c)
A Director that appointed an Alternate Director may, subject to the provisions of the Companies Law, cancel the appointment at any time. Furthermore, the office of an Alternate Director shall be vacated, whenever the office of the Director that appointed him ceases to serve as a Director of the Company.

(d)
Any appointment of an Alternate Director or cancellation of the appointment, as aforementioned, shall be done by written notice which shall be delivered to the Alternate Director and to the Company, and shall come into force after delivery of the letter of appointment or cancellation as aforesaid, or on the date specified in the letter of appointment or letter of cancellation, whichever the later.

PROCEEDINGS OF THE BOARD OF DIRECTORS

46.	MEETINGS

(a)	The Board of Directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the Directors think fit.

(b)
Any Director may at any time, and the Secretary, upon the request of such Director, shall, convene a meeting of the Board of Directors, but not less than two (2) days’ notice shall be given of any meeting so convened. Notice of any such meeting shall be given to all the Directors and may be given orally, by telephone, in writing or by mail, email or facsimile. Notwithstanding anything to the contrary herein, failure to deliver notice to a director of any such meeting in the manner required hereby may be waived by such Director, and a meeting shall be deemed to have been duly convened notwithstanding such defective notice if such failure or defect is waived prior to action being taken at such meeting, by all Directors entitled to participate at such meeting to whom notice was not duly given as aforesaid.

47.	RESOLUTIONS IN WRITING

A resolution in writing signed by the Chairman of the Board of Directors, or of a Committee of the Board of Directors, provided that all the members of the Board of Directors or such Committee have agreed to adopt such resolution without convening a meeting, shall be valid for every purpose as a resolution adopted at a Board of Directors' or Committee meeting, as the case may be, that was duly convened and held.  In place of a Director the aforesaid resolution may be signed and delivered by his attorney.

48.	QUORUM

Until otherwise unanimously decided by the Board of Directors, a quorum at a meeting of the Board of Directors shall be constituted by the presence in person or by telephone conference of half (50%) of the Directors then in office who are lawfully entitled to participate in the meeting, including Alternate Directors, if there is a meeting at which an appointing Director is not present. No business shall be transacted at a meeting of the Board of Directors unless the requisite quorum is present (in person or by telephone conference or by other means by which all directors may hear and be heard) when the meeting proceeds to business.

49.	CHAIRMAN OF THE BOARD OF DIRECTORS

The Board of Directors may from time to time, elect one of its members to be the Chairman of the Board of Directors, and another of its members as Co-Chairman, remove such Chairman and Co-Chairman from office and appoint others in their place. The Chairman of the Board of Directors shall preside at every meeting of the Board of Directors, but if there is no such Chairman, or if at any meeting he is not present within fifteen (15) minutes of the time fixed for the meeting or if he is unwilling to take the chair, the Co-Chairman shall preside. If both the Chairman and the Co-Chairman are not present within such fifteen (15) minutes or are unwilling to take the chair the Directors present shall choose one of their number to be the Chairman of such meeting.

50.	VALIDITY OF ACTS DESPITE DEFECTS

All acts done bona fide at any meeting of the Board of Directors, or of a Committee of the Board of Directors, or by any person(s) acting as Director(s), shall, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meetings or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

CHIEF EXECUTIVE OFFICER AND PRESIDENT

51.	CHIEF EXECUTIVE OFFICER AND PRESIDENT

The Board of Directors may from time to time appoint one or more persons, whether or not Directors, as Chief Executive Officer or Officers, General Manager or Managers, or President of the Company and may confer upon such person(s), and from time to time modify or revoke, such title(s) and such duties and authorities of the Board of Directors as the Board of Directors may deem fit, subject to such limitations and restrictions as the Board of Directors may from time to time prescribe. Unless otherwise determined by the Board of Directors, the Chief Executive Officer shall have authority with respect of the management of the Company in the ordinary course of business. Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board of Directors may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his or their salaries and emoluments, remove or dismiss him or them from office and appoint another or others in his or their place or places.

MINUTES

52.	MINUTES

(a)
Minutes of each General Meeting and of each meeting of the Board of Directors or of any Committee of the Board of Directors shall be recorded and duly entered in books provided for that purpose, and shall be held by the Company at its principal place of office or its Registered Office or such other place as shall have been determined by the Board of Directors. Such minutes shall, in all events, set forth the names of the persons present at the meeting and all resolutions adopted thereat.

(b)	Any minutes as aforesaid, if purporting to be signed by the Director presiding over the meeting, shall constitute prima facie evidence of the matters recorded therein.

DIVIDENDS

53.	DECLARATION OF DIVIDENDS

The Board of Directors may, subject to the applicable provisions of the Companies Law, from time to time declare, and cause the Company to pay, such dividend as may appear to the Board of Directors to be justified by the profits of the Company. The Board of Directors shall determine the time for payment of such dividends, both interim and final, and the record date for determining the shareholders entitled thereto.

54.	FUNDS AVAILABLE FOR PAYMENT OF DIVIDEND

No dividend shall be paid otherwise than out of the profits of the Company.

55.	AMOUNT PAYABLE BY WAY OF DIVIDENDS

Subject to the provisions of these Articles and subject to any rights or conditions attached at that time to any share in the capital of the Company granting preferential, special or deferred rights or not granting any rights with respect to dividends, the profits of the Company which shall be declared as dividends shall be distributed according to the proportion of the nominal value paid up on account of the shares held at the date so appointed by the Company, without regard to the premium paid in excess of the nominal value, if any.  No amount paid or credited as paid on a share in advance of calls shall be treated for purposes of this Article as paid on a share.

56.	INTEREST

No dividend shall carry interest as against the Company.

57.	PAYMENT IN SPECIE

Upon the determination of the Board of Directors, the Company (i) may cause any monies, investments, or other assets forming part of the undivided profits of the Company, standing to the credit of a reserve fund, or to the credit of a reserve fund for the redemption of capital, or in the hands of the Company and available for dividends, or representing premiums received on the issuance of shares and standing to the credit of the share premium account, to be capitalized and distributed among such of the shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion, on the footing that they become entitled thereto as capital, or may cause any part of such capitalized fund to be applied on behalf of such shareholders in paying up in full, either at par or at such premium as the resolution may provide, any unissued shares or debentures or debenture stock of the Company which shall be distributed accordingly or in payment, in full or in part, of the uncalled liability on all issued shares or debentures or debenture stock if such liability exists, on a pro rata basis; and (ii) may cause such distribution or payment to be accepted by such shareholders in full satisfaction of their interest in the said capitalized sum.

58.	IMPLEMENTATION OF POWERS UNDER ARTICLE 57

For the purpose of giving full effect to any resolution under Article 57, and without derogating from the provisions of Article 7(b) hereof, the Board of Directors may settle any difficulty which may arise in regard to the distribution as it thinks expedient, and, in particular, may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any members upon the footing of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend  or capitalized fund as may seem expedient to the Board of Directors.

59.	DIVIDEND ON UNPAID SHARES

Without derogating from Article 54 hereof, the Board of Directors may give an instruction which shall prevent the distribution of a dividend to the registered holders of shares, the full nominal amount of which, has not been paid up.

60.	RETENTION OF DIVIDENDS

(a)
The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities, or engagements in respect of which the lien exists.

(b)
The Board of Directors may retain any dividend or other monies payable or property distributable in respect of a share in respect of which any person is, under Article 20 or 21, entitled to become a member, or which any person, is, under said Articles, entitled to transfer, until such person shall become a member in respect of such share or shall transfer the same.

61.	UNCLAIMED DIVIDENDS

All unclaimed dividends or other moneys payable in respect of a share may be invested or otherwise made use of by the Board of Directors for the benefit of the Company until claimed. The payment by the Directors of any unclaimed dividend or such other moneys into a separate account shall not cause the Company to be a trustee in respect thereof. The principal (and only the principal) of an unclaimed dividend or such other moneys shall be, if claimed, paid to the person entitled thereto.

62.	MECHANICS OF PAYMENT

The Board of Directors may fix the mechanics for payment of dividends as it deems fit.  However, if nothing to the contrary is provided in the resolution of the Board of Directors, then all dividends, or other moneys payable in cash in respect of a share, may be paid by check or warrant sent through the post to, or left at, the registered address of the person entitled thereto or by transfer to a bank account specified by such person (or, if two or more persons are registered as joint holders of such share or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, to the joint holder whose name is registered first in the Shareholder Register or his bank account or the person who the Company may then recognize as the owner thereof or entitled thereto under Article 20 or 21 hereof, as applicable, or such person’s bank account), or to such person and at such other address as the person entitled thereto may by writing direct. Every such check or warrant shall be made payable to the order of the person to whom it is sent, or to such person as the person entitled thereto as aforesaid may direct, and payment of the check or warrant by the banker upon whom it is drawn shall be a good discharge to the Company.

63.	RECEIPT FROM A JOINT HOLDER

If two or more persons are registered as joint holders of any share, or are entitled jointly thereto in consequence of the death or bankruptcy of the holder or otherwise, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable in respect of such share.

ACCOUNTS

64.	BOOKS OF ACCOUNT

The Board of Directors shall cause accurate books of account to be kept in accordance with the provisions of the Companies Law and of any other applicable law.  Such books of account shall be kept at the Registered Office of the Company, or at such other place or places as the Board of Directors may think fit, and they shall always be open to inspection by all Directors.  No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board of Directors or by resolution of the shareholders of the Company.

65.	AUDIT

At least once in every fiscal year the accounts of the Company shall be audited and the correctness of the profit and loss account and balance sheet certified by one or more duly qualified auditors.

66.	AUDITORS

The appointment, authorities, rights and duties of the auditor(s) of the Company, shall be regulated by applicable law, provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the shareholders by resolution in a General Meeting may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board of Directors or a Committee of the Board of Directors to fix such remuneration subject to such criteria or standards, if any, as may be provided in such resolution, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s).

BRANCH REGISTERS

67.	BRANCH REGISTERS

Subject to and in accordance with the provisions of Sections 130 to 139, inclusive, of the Companies Law and to all orders and regulation issued thereunder, the Company may cause branch registers to be kept in any place outside Israel as the Board of Directors may think fit, and, subject to all applicable requirements of law, the Board of Directors may from time to time adopt such rules and procedures as it may think fit in connection with the keeping of such branch registers.

INSURANCE, INDEMNITY AND EXEMPTION

68.	INDEMNITY, INSURANCE AND EXEMPTION

(a)
Subject to the provisions of the Companies Law and the Israeli Securities Law, 5728-1968 (the “Securities Law”), the Company may resolve in advance to exempt an Office Holder of the Company from all or any of his liability for damage in consequence of a breach of the duty of care vis-à-vis the Company.

(b)
Subject to the provisions of the Companies Law and the Securities Law, the Company may enter into a contract to insure the liability of an Office Holder of the Company for an obligation imposed upon him in consequence of an act done in his capacity as an Office Holder, in any of the following cases:

(i) a breach of the duty of care vis-à-vis the Company or vis-à-vis another person;

(ii) a breach of the fiduciary duty vis-à-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to believe that the act would not harm the Company;

(iii) a monetary obligation imposed on him in favor of another person;

(iv) for reasonable expenses, including attorneys fees, incurred by the officer as a result of an ongoing proceeding instituted against him in accordance with the Securities Law. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52LIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(v) any other incident for which it is or shall be permitted by law to insure the liability of an Office Holder.

(c)	Subject to the provisions of the Companies Law and the Securities Law –

(i) The Company may give an undertaking in advance to indemnify an Office Holder of the Company for an obligation or expense as specified in sub-Article (d) below, imposed on or incurred by him in consequence of an act or omission to act in his capacity as an Office Holder, provided that the undertaking with respect to obligations specified in sub-Article (d)(i) below is limited to events which in the Board of Directors’ opinion are foreseeable in view of the Company’s activity at the time of the indemnity undertaking, and to an amount or degree which the Board of Directors has determined is reasonable in the circumstances of the case (hereinafter: “an indemnification undertaking”).

(ii) Without derogating from the provisions of sub-Article (c)(i) above, the Company may indemnify an Office Holder of the Company retroactively, for an obligation or expense as specified in sub-Article (d) below, imposed or incurred on him in consequence of an act done in his capacity as an Office Holder in the Company.

(d)
The indemnification undertaking or indemnity, as mentioned in sub-Article (c) above, may be given for an obligation or expense as specified in sub-Articles (d)(i) to (d)(iv) below, imposed on or incurred by the Office Holder of the Company in consequence of an act or omission to act in his capacity as an Office Holder, as follows:

(i) A monetary liability imposed by the Office Holder of the Company pursuant to a judgment in favor of another person, including a judgment imposed on such Office Holder in a compromise or an arbitration decision that was approved by a court of law;

(ii) Reasonable litigation expenses, including attorneys’ fees, incurred by the Office Holder of the Company due to an investigation or a proceeding instituted against the Office Holder by an authority competent to administrate such an investigation or proceeding, and that was “finalized without the filing of an indictment against the Office Holder” (as defined in the Companies Law) and without any “financial obligation imposed on the Office Holder in lieu of criminal proceedings” (as defined in the Companies Law); or that was “finalized without the filing of an indictment against the Office Holder” but with “financial obligation imposed on the Office Holder in lieu of criminal proceedings” with respect to an offence that does not require proof of criminal intent; or expenses incurred in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from generality of the foregoing, such expenses will include a payment imposed on the officer in favor of an injured party as set forth in Section 52LIV(a)(1)(a) of the Securities Law and expenses that the officer incurred in connection with a proceeding under Chapters VIII’3, VIII’4 or IX’1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

(iii) Reasonable litigation expenses, including attorneys’ professional fees, incurred by the Office Holder of the Company or which he is ordered to pay by a court in proceedings filed against him by the Company or on its behalf or by another person, or in a criminal indictment of which he is acquitted, or in a criminal indictment of which he is convicted of an offence that does not require proof of criminal intent.

(iv) Any other obligation or expense for which it is or shall be permitted by law to indemnify an Office Holder of the Company.

(e)
Any amendment to the Companies Law, the Securities Law or any other applicable law adversely affecting the right of any Office Holder to be indemnified or insured pursuant to this Article 68 shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure an Office Holder for any act or omission occurring prior to such amendment, unless otherwise provided by the Companies Law, the Securities Law or such other applicable law.

(f)
The provisions of this Article 68 are not intended, and shall not be interpreted so as to restrict the Company, in any manner, (i) in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder; and (ii) in respect of the procurement of insurance and/or indemnification and/or exculpation, in favour of an Office Holder insofar as such insurance and/or indemnification and/or exculpation are not specifically prohibited pursuant to any law.

WINDING UP

69.	WINDING UP

If the Company is wound up, then subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the shareholders shall be distributed to them in proportion to the respective holdings of the shares in respect of which such distribution is being made.

RIGHTS OF SIGNATURE, STAMP, AND SEAL

70.	RIGHTS OF SIGNATURE, STAMP, AND SEAL

(a)
The Board of Directors shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

(b)
The Board of Directors may provide for a seal.  If the Board of Directors so provides, it shall also provide for the safe custody thereof.  Such seal shall not be used except by the authority of the Board of Directors and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

NOTICES

71.	NOTICES

(a)
Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such member at his address as described in the Shareholder Register. Any written notice or other document may be served by any shareholder upon the Company by tendering the same in person to the Secretary or the General Manager or Chief Executive Officer of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted outside Israel) to the Company at it Registered Address.  Any such notice or other document shall be deemed to have been served two (2) business days after it has been posted (seven (7) business days if posted internationally), or when actually tendered in person, to such shareholder (or to the Secretary or the General Manager or the Chief Executive Officer), whichever is earlier.  Notice sent by email or facsimile shall be deemed to have been served two business days after the notice is sent to the addressee, or when in fact received, whichever is earlier, notwithstanding that if it was defectively addressed or failed, in some other respect, to comply with the provisions of this Article 71(a).

(b)
All notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share.

(c)
If requested by the Company, each shareholder shall provide the Company with the shareholder’s full street and mailing address, as well, if available with facsimile number and email address.  Any shareholder whose address is not set out in the Shareholder Register, and who shall not have designated in writing delivered to the Company an address for the receipt of notices, shall not be entitled to receive any notice from the Company.